UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission file number: 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 26, 2022, Jiuzi Holdings Inc. (the “Registrant”) has received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common shares for the 30 consecutive business days from June 10, 2022 to July 25, 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until January 23, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by January 23, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2022	JIUZI HOLDINGS INC.

	By:	/s/ Shuibo Zhang
	Name:	Shuibo Zhang
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

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